The Boston Beer Company, Inc.

One Design Center Place, Suite 850

Boston, MA 02210

September 23, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mindy Hooker and Kevin Stertzel

Office of Manufacturing

Re: The Boston Beer Company, Inc.

Form 10-K for the fiscal year ended December 25, 2021

Filed February 22, 2022

Form 10-Q for the quarterly period ended June 25, 2022

Filed July 21, 2022

File No. 001-14092

Dear Ms. Hooker and Mr. Stertzel:

This letter is submitted by The Boston Beer Company, Inc. (the “Company” or “we”) in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in your letter dated September 13, 2022 relating to the Company’s Form 10-K for the fiscal year ended December 25, 2021 and Form 10-Q for the quarterly period ended June 25, 2022. For ease of reference, we have reproduced the comment from the Staff in italicized type, with the Company’s response in plain text immediately following.

Form 10-K for the fiscal year ended December 25, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 32

1. Your risk factor disclosure on page 21 indicates that supply constraints have impacted your production schedules and increased can cost, as a result of using a more expensive supplier. In future filings please specifically address whether these challenges have

United States Securities and Exchange Commission

September 23, 2022

materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response:

In future filings, beginning with the Company’s Form 10-Q for the quarter ending September 24, 2022, the Company will specify in more detail whether supply constraints have had a material impact on the Company’s results of operations or capital resources. The Company will also quantify, to the extent possible, how the Company’s sales, profits, and/or liquidity have been impacted by such constraints.

2. Your disclosure on page 33 references higher material costs contributing to increased cost of goods sold. In future filings, please identify the individual material contributors to changes in your cost structure and quantify the impact of each factor. In this regard, we note your disclosure on page 24 indicating that the cost of hops has been rising in recent years and your disclosure on page 25 indicating that increased energy costs could increase the costs of ingredients and supplies.

Response:

We acknowledge the Staff’s comment and in future filings, beginning with the Company’s Form 10-Q for the quarter ending September 24, 2022, the Company will provide enhanced disclosure to identify and quantify, to the extent possible, the impact of individual material contributors to changes in our cost structure.

Form 10-Q for the quarterly period ended June 25, 2022

Notes to Condensed Consolidated Financial Statements

J. Income Taxes, page 14

3. We note you present an effective tax rate excluding the impact of ASU 2016-09, which appears to be a non-GAAP measure. Please refer to the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K which addresses the presentation of non-GAAP measures on the face of, or in the notes to, your financial statements. Please revise your future filings accordingly. Also, revise your related disclosures on pages 20 and 22 in MD&A to provide all disclosures required by Item 10(e) of Regulation S-K.

Response:

We acknowledge the Staff’s comment, and in future filings will revise our disclosure to exclude non-GAAP measures on the face of, or in the notes to, the Company’s financial statements, beginning with the Company’s Form 10-Q for the quarter ending September 24,

United States Securities and Exchange Commission

September 23, 2022

2022. Additionally, we will revise our presentation of any non-GAAP measures in future filings to include all disclosures required by Item 10(e) of Regulation S-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 19

4. We refer to your discussion of cost of goods sold. In future filings where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify each material factor that contributed to the overall change in that line item. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response:

In future filings, beginning with the Company’s Form 10-Q for the quarter ending September 24, 2022, when attributing material changes in a financial statement line item between periods to multiple factors the Company will include enhanced disclosure quantifying the individual material factors that contributed to the overall change in that line item in accordance with Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

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If you have any questions or require any further information concerning this matter, please do not hesitate to contact me or Matthew D. Murphy, Chief Accounting Officer at (617) 368‑5118.

Very truly yours,

/s/ Frank H. Smalla

Frank H. Smalla

Treasurer and Chief Financial Officer

CC: Matthew Murphy, Chief Accounting Officer, The Boston Beer Company Inc.

Tara Heath, Chief Legal Officer and General Counsel, The Boston Beer Company Inc.